UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): September 6, 2007

THE COLONIAL BANCGROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	1-13508	63-0661573
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

**100 Colonial Bank Blvd.
Montgomery, Alabama 36117**
(Address of principal executive offices)

(334) 676-5000
(Registrant's telephone number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

The Colonial BancGroup, Inc. (BancGroup) is furnishing this Current Report on Form 8-K in connection with management's presentations at the Morgan Keegan Equity Conference in Memphis, TN on September 6, 2007 and the Lehman Brothers Financial Services conference in New York on September 11, 2007. Management will also be participating in meetings with various analysts and investors September 10-12, 2007.

Item 9.01 Financial Statements and Exhibits.

The following exhibits are furnished as Regulation FD Disclosure to this Current Report on Form 8-K:

Exhibit No.	Exhibit
99.1	Presentation materials to be used by BancGroup's management.

This report includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," and "anticipates," and similar expressions, as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. In addition to factors mentioned elsewhere in this report or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors among others, could cause actual results to differ materially from forward-looking statements, and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*
- *natural disasters in BancGroup's primary market areas result in prolonged business disruption or materially impair the value of collateral securing loans;*
- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*
- *strategies to manage interest rate risk may yield results other than those anticipated;*
- *changes which may occur in the regulatory environment;*
- *a significant rate of inflation (deflation);*
- *unanticipated litigation or claims;*
- *acts of terrorism or war; and*
- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COLONIAL BANCGROUP, INC

By /s/ T. Brent Hicks

T. Brent Hicks
Chief Accounting Officer

Date: September 6, 2007

Exhibit 99.1

CELEBRATING 25 YEARS

You'll like it here.

COLONIAL BANCGROUP

Forward Looking Statements

The following should be read in conjunction with the financial statements, notes and other information contained in Colonial's 2006 Annual Report on Form 10-K, and Current Reports on Form 8-K. All 2007 interim amounts have not been audited, and the results of operations for the interim period herein are not necessarily indicative of the results of operations to be expected for the full year.

This presentation includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," "potential" and "anticipates," the negative of these terms and similar expressions, as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this presentation are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements. In addition to factors mentioned elsewhere in this presentation or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry and from non-banks;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*
- *natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;*
- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*
- *the impact of recent and future federal and state regulatory changes;*
- *current or future litigation, regulatory investigations, proceedings or inquiries;*
- *strategies to manage interest rate risk may yield results other than those anticipated;*
- *changes which may occur in the regulatory environment;*
- *a significant rate of inflation (deflation);*
- *unanticipated litigation or claims;*
- *acts of terrorism or war; and*
- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

Overview

Colonial BancGroup

- $23.8 Billion in assets with 321 Branches at 6/30/2007
- Top 30* U.S. Commercial Bank
- Proven Community Banking Philosophy with Regional Bank Management and Local Boards of Directors
- Top 5* Market Share in 84% of Deposit Franchise
- Consistent Earnings Per Share Growth – 5 year CAGR 10%
- *Forbes* Platinum 400 List of Best Large Companies in America

*Source: SNL Financial

In the Right Places

Colonial BancGroup

- 73%[1] of Colonial's Deposits are in four states where the population is expected to grow twice as fast as the rest of the U.S.* - Florida, Georgia, Nevada and Texas
- Branches, Assets and Deposits by State at 6/30/07 are as follows:

321 Branches


AL 90
GA 19
NV 15
TX 15
FL 182

$23.8 Billion in Assets


AL 17%
GA 6%
TX 7%
NV 4%
Corp 4%
FL 62%

$17.1 Billion in Deposits


AL 24%
GA 5%
TX 4%
NV 4%
Corp 3%
FL 60%

[1]At 6/30/07
*Projected Population change from 2006-2011
Source: US Census Bureau

Superior Projected Population Growth

Colonial BancGroup

2006 - 2011 Population Growth

Colonial BancGroup	**11.92 %**
SunTrust Banks	10.50
South Financial Group	9.90
Compass Bancshares	9.88
Synovus Financial Corp.	8.99
Wachovia Corporation	8.61
BB&T Corporation	7.94
Whitney Holding Corporation	7.38
Bank of America Corporation	6.79
Regions Financial Corporation	6.69
Trustmark Corporation	5.21
BancorpSouth	4.80
First Horizon National Corporation	4.42
Fifth Third Bancorp	4.30
Median	**7.66 %**
Low	**4.30**
High	**11.92**
Total U.S.	**6.66**

Source: SNL Financial

Deposit data as of 6/30/06

Population growth deposit weighted by county

Unique Organizational Structure

Colonial BancGroup

- **Operate from a regional bank concept:**
  - Alabama/Northwest Florida
  - Georgia (Atlanta/Columbus/Macon/Warner Robins)
  - Central Florida (Greater Orlando)
  - Palm Beach/Broward Counties, Florida
  - Dade County, Florida (Miami)
  - West Coast Florida (Tampa/Naples)
  - Texas (Dallas/Austin)
  - Nevada (Las Vegas/Reno)
- **2 CEO's in most regions – one lending CEO and one retail CEO**
- **All regional CEO's report to BancGroup CEO**
- **Heightens emphasis for both retail and loan growth**
- **Allows CEO's to maximize their particular expertise in lending or retail**
- **Each region has a local board of directors**

Credit

No Change – Same Proven Credit Process

Colonial BancGroup

- **Strong Credit culture with proven Policies and Underwriting**
  - We predominantly lend within our core competency
  - We have the real estate expertise and market knowledge
  - We focus on lending to individuals and companies we know
  - We avoid "speculative" projects
  - We ensure strong guarantor support on our loans
  - We have a rigorous appraisal review process
- **Active involvement by CEO and CCO in all loan committees**
  - Low individual lending authorities with multi-tiered committees
  - Experienced regional managers and director involvement on committees
- **Superior Portfolio Risk Management process**
  - Experienced team
  - Limits by product and MSA
  - Aggressive workout strategies
- **Long term history of superior credit quality through many cycles**

Credit Quality – YTD 2007 Update

Colonial BancGroup

- Credit quality is strong and within expectations
- Quality Residential RE portfolio – no sub prime; no stated income; no exotic products
- Year to date annualized net charge-off ratio was 0.13% of average loans
- Allowance for loan losses was 1.15% of total loans, compared to 1.13% at 12/31/06
- Allowance was 391% of nonperforming assets at 6/30/07
- Allowance would be sufficient to cover charge-offs for 9.12 years at YTD annualized levels

NPAs Consistently Below Industry

(as originally reported)

Colonial BancGroup



4.25%
4.00%
3.75%
3.50%
3.25%
3.00%
2.75%
2.50%
2.25%
2.00%
1.75%
1.50%
1.25%
1.00%
0.75%
0.50%
0.25%
0.00%
CBG
FDIC - Commercial Banks with Assets > $10 Billion
4.09%
2.23%
1.48%
1.13%
0.94%
0.90%
0.86%
1.06%
1.41%
1.41%
1.03%
0.63%
0.47%
0.49%
0.57%
1.25%
0.85%
0.78%
0.84%
0.71%
0.60%
0.55%
0.54%
0.64%
0.78%
0.65%
0.29%
0.21%
0.16%
0.29%
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
6/30/07

Net Charge-Offs/Average Loans

(as originally reported)

Colonial BancGroup


Colonial BancGroup
FDIC - Commercial Banks with Assets > $10 Billion
1.50%
1.40%
1.30%
1.20%
1.10%
1.00%
0.90%
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
1.02%
0.57%
0.46%
0.52%
0.58%
0.65%
0.66%
0.75%
1.06%
1.32%
1.04%
0.73%
0.68%
0.47%
0.58%
0.33%
0.09%
0.13%
0.18%
0.23%
0.26%
0.21%
0.21%
0.28%
0.29%
0.31%
0.19%
0.14%
0.12%
0.13%1
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
June YTD 2007

1Annualized

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What Gives Us Comfort in Today's Market

Colonial BancGroup

- **We *do not* sacrifice credit quality for loan growth**
  - May have missed income opportunities but have avoided significant problems
- **We have limited our risk**
  - Moratorium on high rise condos in Miami and the Panhandle of Florida initiated several years ago
  - Slowed growth in other residential construction loans last year
  - No sub-prime lending, no stated income or exotic mortgage products
  - Loan to value ratios of 64.6% on average for Construction and CRE
  - Diversified Construction and CRE portfolio by type and geographic location
- **We have long term relationships with experienced customers**
  - Loan customers have strong balance sheets allowing them to enter this slower environment with financial strength
  - Personal guarantees are required so borrowers have more on the line
- **We are in strong growth markets**
  - While there is a residential slowdown which may continue for a while, population and job growth will allow for faster recovery in our markets versus other parts of the US
  - CRE and other business lines are performing well and there are still areas of strength in residential lending
- **We strengthened reserve and capital to absorb potential future losses**
- **We pro-actively seek early exit plans when problems are identified**

Mortgage Warehouse Lending

- Provides short term bridge funding to mortgage companies which is secured by mortgages made to individuals with FICO scores averaging over 700
- Investors such as Fannie Mae, Freddie Mac, Ginnie Mae and money center financial institutions have committed to purchase the mortgages collateralizing the MW assets
  - Colonial closely monitors the aging of the fundings
  - Colonial is repaid directly by the investors in less than 30 days on average
- Colonial controls the collateral files which include the underlying mortgage legal documents for over 98% of the outstanding mortgage warehouse assets
- Investor requests to our customers to repurchase loans have not trended up
- No credit or other loss from this line of business since the initiation of the unit in 1998

Financial Highlights

Consistent Earnings Per Share Growth

(diluted)

Colonial BancGroup

5 Year CAGR = 10%

2001 - 2006



$1.06
$1.26
$1.16
$1.31
$1.52
$1.72
19%
(8)%
13%
16%
13%
2001
2002
2003
2004
2005
2006
$0.41[1]
$0.44[1]
$0.24
$0.43
1Q07
2Q07

[1]Excluding restructuring charges

2Q07 Highlights

Colonial BancGroup

- EPS of $0.43, $0.44 excluding restructuring charges
- Net interest margin expanded 20 basis points to 3.66% from the first quarter of 2007
- Core noninterest income increased 18% over the same quarter of the prior year
- Continued excellent credit quality
- Improved efficiency ratio of 56.20%
- Successful acquisition and integration of Commercial Bankshares, Inc.
- Announced the acquisition of Citrus & Chemical Bancorporation; expected to close in December 2007

Net Interest Income

($ in millions)


79%
$422
$455
$495
$567
$709
$755
8%
9%
15%
25%
6%
$180
$190
6%
2001
2002
2003
2004
2005
2006
1Q07
2Q07

3 Year CAGR = 15%

2003 - 2006

Net Interest Margin	2001	2002	2003	2004	2005	2006	1Q07	2Q07
	3.57%	3.55%	3.38%	3.52%	3.75%	3.71%	3.46%	3.66%

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Effective Net Interest Income Management

Colonial BancGroup

- **Net interest margin is expected to approximate 3.60% for 2007; 3.66% 2Q07; 3.46% 1Q07**

- **Interest rate risk position has been managed to a relatively neutral position**

- **Opportunistically acquired high quality securities during 3Q07**

- **Actively managing the cost of funding**
  - Prepaid $170 million of trust preferred debt
  - Average deposits grew 6% annualized, excluding the acquisition, over the 1Q07, yet the cost of deposits increased by only 1 basis point

- **Sold low yielding loans and securities in the 1Q07 and 2Q07**

Strong Growth in Noninterest Income and Controlled Expenses

Colonial BancGroup

Core Noninterest Income[1] Growth



$107
$141
$146
$176
$182
$86
$99
15%
2002
2003
2004
2005
2006
YTD 06
YTD 07

Core Noninterest Expense[2] to Average Assets



2.30%
2.37%
2.42%
2.42%
2.34%
2.36%
2.32%
-2%
2002
2003
2004
2005
2006
YTD 06
YTD 07

[1]Excluded from noninterest income are securities and derivatives gains (losses), securities restructuring charges, gain on sale of Goldleaf, merchant services, branches and mortgage loans and changes in fair value of swap derivatives

[2]Excluded from noninterest expense are net losses related to the early extinguishment of debt, severance expense and merger related expenses

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Retail Banking

Noninterest Income Growth Goal → **25% of revenue from fee-based services**

- **Retail Banking Fees up 14%***
  - Focus on household checking account growth
  - Increase debit card penetration in consumer and business banking households

- **Financial Planning Services Revenue up 16%***
  - Increased number of Financial Consultants and Licensed Bankers
  - Diversification of revenue
  - Enhanced sales management through additional resources

- **Treasury Management Services Revenue up 28%***
  - Express Deposit (Remote Deposit Capture Product)
  - New Title Company Checking Account
  - Focus on Public Funds acquisition

*2Q07 compared to 2Q06

Association Services

Providing depository services to more than 6,000 community associations through lockbox service and deposit and loan products


Deposits
($ in millions)
$228
$323
$410
$471
30%*
2004
2005
2006
June 2007


Units Served
434,267
591,046
706,071
754,452
14%*
2004
2005
2006
June 2007

*Annualized

Colonial BancGroup

Leveraging Lines of Business

- Aligned our products/services, sales tracking and compensation plans with measurable results that deliver growth in fee income
- Continue positive momentum toward achieving 25% of total revenue in fee-based services
- Unite the Colonial franchise in all markets under one consistent brand message, encompassing all lines of business, and maximizing the marketing and advertising investment across the diverse markets
- Continue to maximize strategic multi-channel marketing initiatives to expand cross-sell opportunities and increase products and services per household

Why Invest in Colonial BancGroup?

Colonial BancGroup

- **In the Right Locations for Continued Success**
- **Conservative Lending Philosophy**
  - Excellent credit quality
- **Opportunity to Improve**
  - Our goal is to have 25% of our revenue from fee based services
- **Experienced and Strong Management Team**
  - Delivered strong shareholder returns: 2001-2006

	Total	Annualized
1 Year	11%	11%
2 Year	28%	13%
3 Year	62%	17%
5 Year	115%	17%

- **17 Years of Increased Dividends: $0.75* for 2007, a 10% increase over 2006**

*Estimated

Colonial BancGroup

17 YEARS OF INCREASED DIVIDENDS


$.15
$.16
$.17
$.18
$.20
$.22
$.27
$.30
$.34
$.38
$.44
$.48
$.52
$.56
$.58
$.61
$.68
$.75*
10%
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07

*Estimated

Supplemental Information

EPS Reconciliation

Colonial BancGroup

	2Q07	1Q07	2Q06	% Change 1Q07	% Change 2Q06
Diluted earnings per share - GAAP	$ 0.43	$ 0.24	$ 0.43	79%	0%
Impact of restructuring charges:					
Loss on securities portfolio	-	0.23	-		
Loss on extinguishment of debt	0.02	0.03	-		
	0.02	0.26	-		
Income tax benefit	(0.01)	(0.09)	-		
After tax restructuring charge	0.01	0.17	-		
Diluted earnings per share, excluding restructuring charges	$ 0.44	$ 0.41	$ 0.43	7%	2%

Loan Portfolio and Earning Assets Distribution

Loans

(as of June 30, 2007)


Consumer and Other 3%
Commercial 9%
Owner Occupied 10%
Real Estate Construction 42%
Residential Real Estate 16%
Commercial Real Estate 20%

Average Earning Assets

(for 2Q07)


Short Term Investments[1] 7%
Loans Held for Sale 9%
Securities 12%
Loans 72%

[1]Securities purchased under agreement to resell and interest bearing deposits

Commercial Real Estate

Loan Portfolio Distribution

(as of June 30, 2007)


Industrial
2%
Farm
2%
Recreation
1%
Church/School
4%
Retail
25%
Lodging
6%
Healthcare
6%
Other
9%
Multi-Family
9%
Office
22%
Storage Buildings
14%

- 33% Owner Occupied
- Average loan size = $673 thousand
- Characteristics of 75 largest loans:
  - Total $699 million and represent 15.1% of CRE portfolio
  - Low loan to value ratio is 67.8%
  - Average debt coverage ratio = 1.43x

Construction Loan Portfolio Distribution

(as of June 30, 2007)

Colonial BancGroup



Office 4%
Multi-Family 4%
Storage Buildings 2%
Other 5%
Residential Development 28%
Retail 5%
Commercial Development 7%
Condominium 7%
Residential Land 4%
Commercial Land 20%
Residential Home Construction 14%

- Average loan size = $909 thousand
- Characteristics of 75 largest loans:
  - Total $1.4 billion and represent 21.7% of construction portfolio
  - Average loan to value ratio is 63.8%

Diversified CRE/Construction Loan Portfolio

Colonial BancGroup

(as of June 30, 2007)

Commercial Real Estate Exposures by Geographic Location
Expressed as a Percentage of Commercial Real Estate Portfolio
Includes Commercial Real Estate and Construction Loan Exposures
(Principal Balances and Amounts Available To Be Drawn)

Property Type	Total Exposure	Central FL	West Coast FL	South FL	Panhandle FL	Northern FL	Alabama	Georgia	Texas	Nevada	Other
Retail	**13.42%**	**1.29%**	**2.45%**	**2.86%**	**0.15%**	**0.31%**	**1.28%**	**0.86%**	**1.42%**	**1.03%**	**1.77%**
Retail - other than gas stations	10.82%	1.14%	1.53%	2.35%	0.15%	0.11%	0.80%	0.65%	1.41%	0.94%	1.74%
Gas Station /Convenience Store	2.60%	0.15%	0.92%	0.51%	0.00%	0.20%	0.48%	0.21%	0.01%	0.09%	0.03%
Residential Development	**15.14%**	**3.36%**	**1.67%**	**0.52%**	**0.84%**	**0.14%**	**1.57%**	**2.06%**	**3.93%**	**0.76%**	**0.29%**
Builder Lot Inventory	**1.96%**	**0.12%**	**0.26%**	**0.27%**	**0.18%**	**0.00%**	**0.21%**	**0.33%**	**0.56%**	**0.01%**	**0.02%**
Commercial Development	**4.48%**	**0.91%**	**0.99%**	**0.69%**	**0.00%**	**0.10%**	**0.09%**	**0.07%**	**0.47%**	**0.91%**	**0.25%**
Commercial Lot Inventory	**0.90%**	**0.14%**	**0.22%**	**0.24%**	**0.00%**	**0.00%**	**0.08%**	**0.11%**	**0.09%**	**0.00%**	**0.02%**
Residential Homes (under construction)	**11.75%**	**2.43%**	**1.28%**	**0.81%**	**0.27%**	**0.03%**	**2.13%**	**2.60%**	**1.15%**	**0.82%**	**0.23%**
Multi-family	**7.01%**	**0.59%**	**1.74%**	**1.35%**	**0.11%**	**0.03%**	**0.88%**	**0.25%**	**1.00%**	**0.13%**	**0.93%**
Land Only	**14.82%**	**2.89%**	**2.91%**	**1.36%**	**1.58%**	**0.07%**	**1.14%**	**0.63%**	**1.55%**	**1.32%**	**1.37%**
Office	**7.98%**	**1.03%**	**1.93%**	**2.08%**	**0.05%**	**0.06%**	**0.60%**	**0.52%**	**0.93%**	**0.37%**	**0.41%**
Office - non-medical	6.86%	0.80%	1.77%	2.03%	0.05%	0.06%	0.54%	0.47%	0.50%	0.34%	0.30%
Office - Medical	1.12%	0.23%	0.16%	0.05%	0.00%	0.00%	0.06%	0.05%	0.43%	0.03%	0.11%
Condominium Bldgs - Construction	**5.53%**	**1.57%**	**1.49%**	**0.60%**	**0.58%**	**0.03%**	**0.15%**	**0.27%**	**0.20%**	**0.31%**	**0.33%**
Storage Buildings	**4.99%**	**0.79%**	**1.00%**	**1.64%**	**0.02%**	**0.04%**	**0.54%**	**0.19%**	**0.09%**	**0.61%**	**0.07%**
Storage with Office	2.85%	0.52%	0.68%	0.92%	0.02%	0.03%	0.23%	0.15%	0.06%	0.24%	0.00%
Storage - General	1.38%	0.18%	0.19%	0.69%	0.00%	0.00%	0.22%	0.01%	0.02%	0.04%	0.03%
Mini-Storage	0.76%	0.09%	0.13%	0.03%	0.00%	0.01%	0.09%	0.03%	0.01%	0.33%	0.04%
Healthcare - Living Facility	**2.87%**	**0.12%**	**0.20%**	**0.02%**	**0.05%**	**0.04%**	**0.84%**	**0.26%**	**0.50%**	**0.00%**	**0.84%**
Skilled Nursing Facility	1.75%	0.12%	0.13%	0.00%	0.05%	0.00%	0.80%	0.14%	0.17%	0.00%	0.34%
Assisted Living Facility	1.12%	0.00%	0.07%	0.02%	0.00%	0.04%	0.04%	0.12%	0.33%	0.00%	0.50%
Other Healthcare (hospitals, clinics, etc.)	**1.19%**	**0.11%**	**0.09%**	**0.01%**	**0.00%**	**0.01%**	**0.04%**	**0.00%**	**0.86%**	**0.01%**	**0.06%**
Lodging	**3.87%**	**0.31%**	**0.71%**	**0.20%**	**0.00%**	**0.05%**	**0.45%**	**0.64%**	**0.62%**	**0.10%**	**0.79%**
Recreation	**0.15%**	**0.04%**	**0.07%**	**0.00%**	**0.00%**	**0.00%**	**0.04%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**
Industrial	**0.78%**	**0.06%**	**0.18%**	**0.08%**	**0.00%**	**0.00%**	**0.05%**	**0.04%**	**0.02%**	**0.07%**	**0.28%**
Farm	**0.55%**	**0.07%**	**0.05%**	**0.22%**	**0.00%**	**0.02%**	**0.08%**	**0.00%**	**0.05%**	**0.00%**	**0.06%**
All Other Types	**2.61%**	**0.27%**	**0.45%**	**0.84%**	**0.09%**	**0.12%**	**0.22%**	**0.44%**	**0.15%**	**0.01%**	**0.02%**
Total	**100.00%**	**16.10%**	**17.69%**	**13.79%**	**3.92%**	**1.05%**	**10.39%**	**9.27%**	**13.59%**	**6.46%**	**7.74%**

The overall LTV for this group of properties is 64.6%.

Credit Process

Colonial BancGroup

Committee	Lending Authority	Meeting
Senior Loan Committee	Over $20 million	Bi-weekly
State Loan Committee	$2 – 20 million	Bi-weekly
Directors Loan Committee	$500,000 - $2 million	Bi-weekly
Officers Loan Committee	$100,000 - $500,000	Weekly

No individual has more than a $100,000 unsecured lending limit.

Summary of Loan Loss Experience

2003 – 2Q07

Colonial BancGroup

	2Q07	2006	2005	2004	2003
Reserve Ratio to Net Loans	**1.15%**	1.13%	1.15%	1.16%	1.20%
Reserve ($ in 000's)	**$178,274**	$174,850	$171,051	$148,802	$138,549
Coverage of Nonperforming Assets	**391%**	695%	536%	402%	184%
YTD Net Charge-off Ratio to Average Loans	**0.13%**[1]	**0.12%**	**0.14%**	**0.19%**	**0.31%**
YTD Net Charge-offs ($ in 000's)	**$9,775**	$18,343	$19,211	$23,598	$35,471
Years of Net Charge-offs in Reserve	**9.12**[2]	9.53	8.90	6.31	3.91
Nonperforming Assets	**$45,552**	$25,149	$31,931	$37,039	$75,440
Ratio of Nonperforming Assets to Net Loans	**0.29%**	0.16%	**0.21%**	**0.29%**	**0.65%**

[1]Annualized
[2]Reserve/YTD Net Charge-offs Annualized

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Past Due Loans

Colonial BancGroup



Colonial
FDIC - Commercial Banks with Assets > $10 billion
2.00%
1.80%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1.55%
1.75%
1.58%
1.46%
1.22%
1.29%
1.41%
1.33%
1.35%
1.35%
1.39%
1.16%
0.90%
0.48%
0.48%
0.45%
0.67%
0.99%
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Mar-07
Jun-07